Contact

www.linkedin.com/in/marcelolsder (LinkedIn)
www.loyal3.com/ (Company)

Top Skills

Artificial Intelligence (AI)
Data Analysis
Python (Programming Language)

Languages

English (Native or Bilingual)
Dutch (Native or Bilingual)

Certifications

Deep Learning Specialization

Marcel Olsder

Accelerate Engineering Teams | Adopt Best Practices | Level up Architecture & DevOps | Development/Product Strategy and Planning
Los Angeles Metropolitan Area

Summary

Hands-on technology leader with extensive startup experience. Proven track record in transforming concepts into mature platforms/products, both in the cloud and on-premises. Skilled at scaling and leading agile teams to develop innovative, customer-focused solutions.

Experience

Curiouser.AI
Chief Technology Officer
October 2023 - Present (2 years 3 months)
Los Angeles Metropolitan Area

Curiouser.AI offers a SaaS-based tool that helps entrepreneurs turn their dreams into reality by guiding them through the startup process, from idea/vision to product-market fit.

Surfing Tulips
Software Engineering Consultant | Fractional Technology Leadership
January 2016 - Present (10 years)
Los Angeles Metropolitan Area

• Fractional/interim CTO/VP/Dir Engineering. Level up your teams in system design/architecture, software engineering, and development process improvement.
• Scale your teams, learn best engineering practices, find and hiring great talent, then nurture, mentoring, and developing them.

Wolin Design Group
VP of Engineering
January 2022 - December 2022 (1 year)
Los Angeles Metropolitan Area

DaVinci Unified is a cloud-based warehouse management system (WMS) for growing businesses and advanced warehouse operations.

Docfield

Interim/Fractional CTO

September 2021 - August 2022 (1 year)

Amsterdam, North Holland, Netherlands

• Scaled the team and matured practices and processes, improving architecture and infrastructure to support business growth.
• Evaluated architecture and application design, pushed core refactoring needed for growth and stability

Nextlaw Referral Network

CTO

2016 - 2020 (4 years)

Greater Los Angeles Area

• Designed and developed a web platform for the world's largest legal referral network, connecting 750+ law firms with 36,000 lawyers in 200 countries.
• Recruited and trained engineers in Europe; establishing process and best practices.
• Presented on LegalTech at several global conferences.

LOYAL3

Vice President of Engineering

July 2010 - December 2015 (5 years 6 months)

San Francisco

LOYAL3's platform is designed to enhance stakeholder engagement by enabling individuals to buy stock in their favorite companies easily and affordably. Our Social IPO™, Social Stock Plan™, and Social Rewards™ are designed to scale loyalty, monetize social media, and align stakeholder-shareholder interests, without fees to the investor.

Education

University of Groningen

Masters, Information Technology · (1992 - 1998)